SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                           (Amendment No. 01)


                          AEL Industries, Inc.
       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                            (Name of Issuer)


                          Class B Common Stock
       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                     (Title of Class of Securities)


                                001030204
       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                             (CUSIP Number)





 Check the following box if a fee is being paid with this statement.___








                            Page 1 of 4 Pages

CUSIP No.   001030204                                 Page 2 of 4 Pages



      1.    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons:    Julia B. Fowler




      2.    Check the Appropriate Box if a Member of a Group
            (See Instructions)      Not Applicable

            ____  (a)

            ____  (b)




      3.    SEC Use Only




      4.    Citizenship or Place of Organization:   United States




Number of Shares Beneficially Owned by Each Reporting Person with:

      5.    Sole Voting Power       29,789

      6.    Shared Voting Power        0

      7.    Sole Dispositive Power  29,789

      8.    Shared Dispositive Power    0




      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person:           29,789




      10.   Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares (See Instructions)     Not Applicable




      11.   Percent of Class Represented by Amount in Row 9:   7.3%




      12.   Type of Reporting Person (See Instructions):  IN




Note: The above figures do not include 38,285 shares owned of record solely by Conrad J. Fowler

                                                      Page 3 of 4 pages
Item 1(a)         Name of Issuer:

                  AEL Industries, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  305 Richardson Road
                  Lansdale, PA  19446

Item 2(a)         Name of Person Filing:

                  Julia B. Fowler

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  305 Richardson Road
                  Lansdale, PA  19446

Item 2(c)         Citizenship:

                  United States

Item 2(d)         Title of Class of Securities:

                  Class B common stock

Item 2(e)         CUSIP Number:

                  001030204

Item 3            Not Applicable

Item 4            Ownership

     (a)          Amount Beneficially Owned:

                  29,789

     (b)          Percent of Class:

                  7.3%

     (c)          Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote

                          29,789

                  (ii)  shared power to vote or to direct the vote

                          0

                  (iii) sole power to dispose or to direct the disposition of

                          29,789

                  (iv) shared power to dispose or to direct the disposition of

                          0

      Note: The above figures do not include 38,285 shares owned of record solely by Conrad J. Fowler, husband of Julia B. Fowler.

Item 5 through Item 10        No change


                                                      Page 4 of 4 pages

            The filing of this statement shall not be construed as an admission that the person filing is, for the purposes of Sections 13(d), 13(g), or 16 of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning me is true, complete and correct.



                              Date:       February 8, 1996


                              Signature:  /s/ Julia B. Fowler

                              Name/Title: Julia B. Fowler